FORM 51-102F3
MATERIAL CHANGE REPORT

1.   **Name and Address of Company:**

Bellatrix Exploration Ltd. ("**Bellatrix**" or the "**Company**")
2300, 530 - 8th Avenue S.W.
Calgary, AB T2P 3S8

2.   **Date of Material Change:**

August 1, 2013

3.   **Document:**

Press release issued on August 1, 2013 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.   **Summary of Material Change:**

Bellatrix announced that it has entered into a $200 million strategic joint venture (the "**Joint Venture**") and a $52.5 million asset disposition (the "**Asset Disposition**") with Daewoo International Corporation. ("**Daewoo**") and Devonian Natural Resources Private Equity Fund ("**Devonian**").

5.   **Full Description of Material Change:**

Bellatrix announced it has entered into the Joint Venture and Asset Disposition with Daewoo and Devonian, to sell, effective July 1, 2013, to Daewoo and Devonian jointly 50% of the Company's working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the "**Sold Assets**") for gross consideration of $52.5 million, subject to closing adjustments. The Sold Assets are producing approximately 268 boe/d (67% gas and 33% oil and liquids) net to the Sold Assets and include 3,858 net acres of Cardium rights and 1,119 net acres of Manville rights.

The Joint Venture which will be effective as of July 1, 2013 will encompass a multiyear commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Joint Venture of approximately $200 million. Certain conditions precedent to closing, including Korean governmental and regulatory approvals, are expected to be satisfied or waived by August 30, 2013 which is expected to enable closing to occur on or before September 16, 2013.

Upon closing Bellatrix will utilize the net proceeds from the disposition to reduce the Company's indebtedness, and ultimately will direct it to the continued development of its Cardium and Mannville asset base.

All amounts in this document are in Canadian dollars unless otherwise identified.

6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.   Omitted Information:

N/A

8.   Executive Officer:

For further information, please contact

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone: (403) 750-2655
Fax: (403) 264-8163

9.   Date of Report:

August 1, 2013

Forward looking statements: Certain information set forth herein, including management's assessments of the future plans and operations including, expected timing of satisfaction of conditions precedent to closing of the Asset Sale and the Joint Venture, anticipated capital expenditures of the Joint Venture and utilization of net proceeds from the Asset Sale may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to satisfaction of conditions precedent to the closing of the Asset Sale and the Joint Venture and related to closing thereof, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.